UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

July 14, 2006

Commission File Number: _______

Canadian Satellite Radio Holdings Inc.

______________________________________________________________________________

(Exact name of registrant as specified in its charter)
Suite 2300, P.O. Box 222, Canada Trust Tower, BCE Place, 161 Bay Street, Toronto, Ontario, Canada M5J 2S1
_____________________________________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [__]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1). ______________________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7). ______________________________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes [__]	No [X]

If “Yes” is marked, indicate below if the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-_____

Management’s Discussion And Analysis of

Financial Condition And Results of Operations

The following management’s discussion and analysis of the financial condition and results of operations of the Company has been prepared as of July 3, 2006 at which time 20,482,289 Class A Subordinate Voting shares are outstanding, and 81,428,133 Class B Voting shares are outstanding. The discussion and analysis should be read in conjunction with our unaudited interim Consolidated Financial Statements and Notes included herewith, and with our Management’s Discussion and Analysis of Financial Condition and Results of Operations and audited consolidated financial statements and related notes thereto, included in the Company’s Final Prospectus dated December 5, 2005. The financial statements of the Company are prepared in accordance with Canadian generally accepted accounting principles (GAAP) and presented in Canadian dollars.

This discussion contains forward-looking statements. These statements relate to future events or future performance and reflect management’s expectations and assumptions regarding the growth, results of operations, performance and business prospects and opportunities of the Company on a consolidated basis. In some cases, forward-looking statements can be identified by terminology such as “may ”, “would”, “could”, “will ”, “should”, “expect ”, “plan ”, “intend”, “anticipate ”, “believe ”, “estimate ”, “predict ”, “potential ”,“continue ”, “seek” or the negative of these terms or other similar expressions concerning matters that are not historical facts. In particular, statements regarding the Company’s objectives, plans and goals, including future operating results, economic performance and subscriber recruitment eforts involve forward-looking statements. A number of factors could cause actual events, performance or results to difer materially from what is projected in the forward-looking statements. Although the forward-looking statements contained in this discussion are based on what management of the Company considers to be reasonable assumptions based on information currently available to it, there can be no assurance that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. These forward-looking statements are made as of July 3, 2006 and the Company does not intend, and does not assume any obligation, to update or revise them to reflect new events or circumstances. You are expected to review the ‘Risk Factors’ included in our final prospectus dated December 5, 2005 for a detailed discussion of the Company’s risks and uncertainties.

1.0	Overview

1.1	Our Business

We, through our wholly-owned subsidiary, Canadian Satellite Radio Inc. (CSR Inc.), are the exclusive licensed provider of XM satellite digital audio radio services, or SDARS, in Canada. We launched the first SDARS in Canada on November 22, 2005. Our service leverages XM’s existing satellite network and technology, its brand and distribution relationships and significant operational know-how. Through XM, we offer up to 100 channels, which include commercial-free music as well as news, talk, sports and children’s programming, and ten Canadian channels designed and developed from studios in Toronto and Montréal, for an initial base subscription fee of $12.99 per month.

On December 12, 2005, we completed an initial public offering which yielded net proceeds of $50 million. Immediately prior to the closing of our initial public offering, Canadian Satellite Radio Investments Inc. (“CSR Investments”) provided additional capital of $15 million. On February 10, 2006 we completed a senior note offering with gross proceeds of US$100 million (approximately $110 million as at May 31, 2006) from the issuance of 12.75% Senior Notes due 2014 (the “Notes”), in a private placement. The indenture governing the notes requires that we establish an interest reserve account in the amount of approximately US$35.5 million to cover the first six interest payments due under the notes.

Pursuant to the registration rights agreement entered into in connection with our private offering of US$100 million of senior notes, we agreed to file a registration statement with the United States Securities and Exchange Commission (the "SEC") and undertake an offer to exchange the Notes for SEC registered notes (the "exchange notes"). The terms of the exchange notes we will issue in the exchange offer are substantially identical to those of the initial notes, except that transfer restrictions and registration rights relating to the initial notes will not apply to the exchange notes. The exchange offer was commenced on June 30, 2006.

Our business plan is based on estimates regarding expected future costs and expected revenue. Our costs may exceed our estimates, and our revenues may be lower than expected. These estimates may change and may also be affected by future developments. Any of these factors may increase our need for funds, which would require us to seek additional funding.

1.2	National Hockey League Broadcast Rights

On September 12, 2005, we and XM announced an approximately US$100 million ten-year contract to broadcast National Hockey League, or NHL, games as part of the XM service. The ten-year contract is non-exclusive for the first two years, but XM will be the exclusive satellite radio provider in North America beginning with the 2007-2008 season. We will fund a substantial portion of the fees payable to the NHL under this agreement.

1.3	XM Agreements

On November 17, 2005, we agreed to terms on a number of agreements with XM which provide us with exclusive rights to offer XM SDARS in Canada. These rights include the exclusive non-transferable right and license to sell the XM basic channels package to Canadian subscribers, access to the programming on the XM channels, rights to the use of the XM related trademarks and information and expertise related to matters such as the acquisition of content distribution rights, promotion, marketing, distribution and computer software and system support.

The license agreement requires payment of a fee of 15% on recognized subscriber revenue for the basic service. We will also pay to XM an additional fee for any premium services sold to subscribers, an activation charge, monthly payments for technical support, and will provide XM with the right to use our trademarks and the right to license and transmit to XM subscribers the channels created by us.

We have also obtained a $45 million standby credit facility from XM which can be utilized to finance purchases of terrestrial repeaters or for the payment of license fees. The facility matures on December 31, 2012 and bears an interest rate of 9%. XM has a right to convert unpaid principal amounts into our Class A Subordinate Voting Shares. Currently no amounts are outstanding under this facility.

Immediately prior to the initial public offering, we issued to XM 11,077,500 Class A Subordinate Voting Shares representing a 23.3% equity interest in us.

1.4	Agreements with Original Equipment Manufacturers

On November 30, 2005, we entered into a 13-year distribution agreement with General Motors of Canada Limited (“GMCL”) to install satellite radios in certain GMCL vehicles and to market our services. In exchange, we will pay consideration to GMCL that includes installation commissions, subscriber commissions, a share of subscription fees for GMCL subscribers and funds to be used on joint advertising opportunities.

Immediately prior to the closing of our initial public offering, 3,323,250 Class A Subordinate Voting Shares were issued to GMCL representing a 7% equity interest in us following completion of the initial public offering. An additional 1,424,250 Class A Subordinate Voting Shares were issued in escrow for other automobile original equipment manufacturers (OEMs) that enter into distribution agreements on specific terms.

In March 2006, the Company entered into distribution agreements with Honda Canada Inc. (“Honda”) and Nissan Canada Inc. (“Nissan”) for 8 and 10 years respectively. As part of the distribution agreement with Honda the Company provided 949,500 Class A Subordinate Voting Shares from escrow, which were determined to have a value of $9,827,325 based on the market price of the shares at the date the shares were released from escrow of $10.35 per share. As part of the distribution agreement with Nissan the Company provided 474,750 Class A Subordinate Voting Shares from escrow, which were determined to have a value of $4,913,663 based on the market price of the shares at the date the shares were released from escrow of $10.35 per share. No shares remain in escrow.

1.5	Stock Options

In 2003, CSR Investments provided options to acquire shares of CSR Investments to an officer of the Company. In 2005, CSR Investments provided options to acquire shares of CSR Investments to two consultants, an officer of CSR Holdings Inc. and two other employees of companies related to CSR Investments in return for services provided to the Company. The exercise prices of the options were not significant. The compensation charges related to these option grants were included in the indirect expenses of the Company for the periods ending August 31, 2005 and November 30, 2005. Upon the amalgamation of the Company with 2087609 Ontario Inc. (see Note 10), the holders of the options described above received 1,007,289 Class A Subordinate Voting Shares in exchange for approximately half of their options in CSR Investments. This exchange resulted in an additional compensatory charge of approximately $3.0 million to the Company.

In December 2005 CSR Investments provided options to acquire shares of CSR Investments to an officer of CSR Holdings Inc. The exercise prices of the options were not significant and the vesting may be accelerated if the employee ceases to be employed by CSR Holdings Inc. The options have a total estimated fair market value of approximately $1.0 million and this has been included as a compensatory charge for the three months ended May 31, 2006.

In November 2005, our Board of Directors approved a stock option plan for our employees, directors and senior officers. Under this plan, we granted certain employees and senior officers options to purchase 1,100,000 Class A Subordinate Voting Shares with an exercise price of $0.01 and 1,100,000 Class A Subordinate Voting Shares with an exercise price return equal to the initial public offering price. In December 2005, we also issued 75,000 options for Class A Subordinate Voting Shares to certain of our directors that will vest in equal one-fifth annual amounts beginning on the first anniversary of the date of grant and ending on the fifth anniversary thereof. The exercise price of these options is equal to the initial public offering price.

1.6	Reorganization of share capital

Prior to the closing of the initial public offering, our authorized capital consisted of an unlimited number of common shares. Prior to the closing of the initial public offering we completed a reorganization that involved our amalgamation with 2087609 Ontario Inc., a newly incorporated company owned by CSR Investments and by certain other current holders of equity interests in CSR Investments. As part of this reorganization: (i) the existing “private company” restrictions in our articles were deleted, (ii) we were authorized to issue an unlimited number of Class A Subordinate Voting Shares, Class B Voting Shares and Non-Voting Shares, (iii) our existing common shares were converted into Class B Voting Shares, and (iv) the common shares were deleted as an authorized class of shares. At the time of the closing of the initial public offering, and without giving effect to the initial public offering, there were 16,832,289 Class A Subordinate Voting Shares of which 1,424,250 were held in escrow, 81,615,633 Class B Voting Shares and no Non-Voting Shares issued and outstanding. At the time of the closing of the initial public offering, there were also options and other rights to acquire a further 2,587,500 Class A Subordinate Voting Shares issued and outstanding. CSR Investments held 81,615,633 Class B Voting Shares, representing approximately 57.3% of the outstanding equity capital immediately following the closing of the initial public offering.

1.7	CRTC License

On August 19, 2003, we, through CSR Inc., filed an initial application to the Canadian Radio-television and Telecommunications Commission (“CRTC”) for a broadcasting license to provide subscription-based satellite radio service in Canada. On June 16, 2005, the CRTC approved the issuance of a broadcasting license for CSR Inc. containing certain conditions of license as outlined below:

•	CSR Inc. will be required to distribute a minimum of eight original Canadian produced channels, three of which must be French language original Canadian produced channels.

•
CSR Inc. must distribute one Canadian produced channel for every nine non-Canadian produced channels to be provided by XM, and at no time shall a subscriber be able to receive a package of channels that contains less than 10% of Canadian produced channels.

•	A minimum of 85% of the total music selections broadcast in any given week on the Canadian-produced channels is required to be Canadian content.

•	A minimum of 85% of the total spoken word programming broadcast on all Canadian-produced channels in any given week is required to be Canadian spoken word programming.

•	On each of the three French-language Canadian produced channels, a minimum of 65% of its vocal musical selections must be French language musical selections.

•
Between 6:00 a.m. and midnight each week, each Canadian produced music channel is not had a musical selection that has reached a position on one or more of the charts identified by the CRTC from time to time.

•
CSR Inc. will be required to contribute a minimum of 5% of its gross revenues in each broadcast year to eligible third parties directly associated with the development of Canadian musical and other artistic talent, or to other initiatives approved by the CRTC for the purpose of Canadian talent development, half of this amount is to be allocated to Canadian French language talent and half to Canadian English language talent.

•	CSR Inc. is not permitted to broadcast any original local programming on a Canadian produced channel.

•	No more than six minutes of national commercial messages are permitted to be broadcast on the Canadian content channels during any clock hour and no local advertising is permitted.

•
CSR Inc. is required to comply with applicable requirements of the Radio Regulations, 1986 promulgated under the Broadcasting Act, the Canadian Association of Broadcasters, Sex-Role Portrayal Code for Television and Radio Programming and its Broadcast Code for Advertising to Children.

•	CSR Inc. is required to submit statements of account, certain reports and self-assessments to the CRTC as required by the CRTC.

On September 7, 2005, CSR Inc. applied to amend its CRTC license to allow it to continue to distribute a minimum of eight original Canadian produced channels, four of which are in the French language and four in the English language. In that application CSR Inc. proposed adding two more Canadian channels, for a total of ten, provided that certain conditions are satisfied relating to technology and to CSR Inc.’s subscription base.

On November 21, 2005, CSR Inc. was advised that the CRTC was satisfied that the conditions to the grant of its broadcasting license were fulfilled, and that the license would therefore be issued when: (i) the Department of Industry notified the CRTC that certain technical requirements had been met by CSR Inc., and (ii) CSR Inc. confirmed to the CRTC that it was prepared to commence operations. The Department of Industry notified the CRTC that its technical requirements had been met on November 22, 2005. Similarly, on November 22, 2005, CSR Inc. confirmed to the CRTC that it was prepared to commence operations. As a result of the satisfaction of these conditions, we have fulfilled all regulatory conditions to launch, our broadcasting license was issued and we have been authorized to launch our service.

On November 22, 2005, we announced the launch of our service.

On February 10, 2006, the CRTC approved CSR Inc.’s application dated September 7, 2005 to amend its broadcasting license to allow it to continue to distribute a minimum of eight original Canadian produced channels, four of which are in the French language and four in the English language. The CRTC also approved CSR Inc.’s application to amend its CRTC broadcasting license to add two more Canadian channels, for a total of ten, provided that certain conditions are satisfied relating to CSR Inc.’s subscription base. At present, we are already meeting the conditions of this amendment.

1.8	Significant External Factors

Our results of operations, business prospects and financial condition are subject to a number of risks and uncertainties, and are affected by a number of factors outside of the control of our management.

Our future success will depend in large part on our ability to market and sell subscriptions. Successful commercialization of the XM satellite radio system will depend on a number of factors, including achieving sufficient demand among Canadian subscribers and our ability to successfully market and distribute the service at its projected selling price. The emergence of new or existing products as competition will also affect our future success.

We rely on XM for the provision of our satellite radio service. Our success will depend on XM’s cooperation and programming content, satellite network and underlying technology, as well as XM’s operational and marketing efficiency, competitiveness, finances, regulatory status and overall success in the U.S. Because of our dependency on XM, should XM’s business suffer as a result of increased competition, increased costs of programming, satellite malfunctions, regulatory changes, adverse effects of litigation or other factors, our business would suffer as well.

2.0	Vision & Strategy

The Company’s vision is to be the leading satellite radio provider in Canada. Our strategy is founded on the principles of acquiring subscribers in the near and long term in the most cost effective manner. We will accomplish this through building awareness for this new and emerging category and converting that interest into subscribers utilizing the OEM, retail, direct and other ancillary sales channels. The Company will utilize advertising and promotional platforms both on a mass market and on a highly targeted basis through point of sale (POS) in our distribution channels. We will also utilize our unique programming assets, such as our English language Home Ice hockey channel and French language Sports Plus channel and our English and French music channels to promote XM in communities across the country. These XM Canada originally-produced, owned and controlled channels will provide unique programming and marketing opportunities both from studio facilities in Montreal and Toronto and on a mobile remote basis, thus allowing sampling opportunities in the marketplace. The Company is focused on achieving positive EBITDA as quickly as possible by maximizing our revenues through subscriptions, advertising and other ancillary opportunities as well as maintaining effective cost controls, managing subscriber acquisition costs and by creating a long-term customer base through quality service. We believe that a premium service will attract a premium customer.

3.0	Operating Definitions

3.1 Subscribers - Subscribers are those who are receiving and have agreed to pay for our satellite radio service through a credit card, prepaid card or invoice. Radio receivers that are revenue generating are counted individually as subscribers.

3.2 OEM Promotional Subscribers - OEM Promotional Subscribers are subscribers who receive a portion or their entire subscription fee free for a fixed period following the initial purchase or lease of the vehicle. At the time of sale, vehicle owners generally receive a three month prepaid trial subscription. We will measure the success of these promotional programs based on the percentage that elect to receive the XM service and convert to self-paying subscribers after the initial promotion period. We refer to this as the “conversion rate”. We will measure conversion rate three months after the period in which the service ends. We do not expect to report a conversion rate in fiscal 2006.

3.3 Subscription Revenue - Our revenue consists primarily of monthly subscription fees for our satellite audio service charged to consumers, commercial establishments and fleets, which are recognized as the service is provided. Promotions and discounts are treated as a reduction to revenue during the period of the promotion. Revenue from equipment sold with service are allocated to equipment and service based on the relative fair values of delivered items. Subscription revenue growth is predominantly driven by the growth in our subscriber base but is affected by fluctuation in the percentage of subscribers in our various discount plans and rate changes. Additionally, the timing of subscriber additions affects comparability between years.

3.4. Subscriber Acquisition Costs - Subscriber acquisition costs include subsidies and distribution costs and negative margins from direct sales of merchandise. Subscriber acquisition costs are divided by the appropriate per unit gross additions or units manufactured to calculate what we refer to as “SAC”. Subscriber Acquisition Cost is a measure of operational performance and not a measure of financial performance under generally accepted accounting principles. In our financial statements, most of our SAC costs are captured in Marketing.

3.5 Cost Per Gross Addition (“CPGA”) - CPGA costs include the amounts in SAC, as well as Advertising and marketing, which includes advertising, media and other discretionary marketing expenses. CPGA costs do not include the costs of marketing staff. Cost Per Gross Addition is a measure of operational performance and not a measure of financial performance under generally accepted accounting principles. CPGA costs are primarily captured by the combination of Subsidies & distributions, Advertising & marketing, plus the negative margins from equipment sales. These costs are divided by the gross additions for the period to calculate Average CPGA.

3.6 Average Monthly Subscription Revenue Per Subscriber (“ARPU”) - Average monthly subscription revenue per subscriber is derived from the total of earned subscription revenue (net of promotions and rebates) divided by the monthly weighted average number of Subscribers for the period reported. Average monthly revenue per subscriber is a measure of operational performance and not a measure of financial performance under generally accepted accounting principles. Average monthly subscription revenue per subscriber will fluctuate based on promotions, changes in our rates, as well as the adoption rate of annual and multi-year prepayment plans, multi-radio discount plans (such as the family plan), commercial plans and premium services.

3.7 EBITDA - Net loss before interest income, interest expense, income taxes, depreciation and amortization is commonly referred to in our business as “EBITDA.” EBITDA is not a measure of financial performance under generally accepted accounting principles. We believe EBITDA is often a useful measure of a company’s operating performance and is a significant basis used by our management to measure the operating performance of our business. EBITDA is frequently used as one of the bases for comparing businesses in our industry, although our measure of EBITDA may not be comparable to similarly titled measures of other companies. EBITDA does not purport to represent operating activities, as those terms are defined under generally accepted accounting principles, and should not be considered as an alternative to those measurements as an indicator of our performance.

4.0	Results from Financial Operations

    The following selected financial information for the three and nine months ended May 31, 2006 and 2005 has been derived from our unaudited interim consolidated financial statements. The summary information should be read inconjunction with our audited and unaudited consolidated financial statements and notes included elsewhere in this quarterly report.

	Three months ended May 31		Nine Months ended May 31
	2006	2005	2006	2005
Revenue Subscription	2,122,779		3,192,432
Activation	71,582		117,767
Equipment sales	133,497		208,599
Advertising sales	13,111		13,111
	2,340,969	0	3,531,909
Operating expenses Cost of revenue Revenue share and royalties	597,179		895,193
Customer care & billing operations	539,396		1,350,900
Cost of merchandise	213,648		673,161
Broadcast and operations	1,028,509		2,190,564
Programming and content	3,539,295		9,127,908
Total cost of revenue	5,918,027	0	14,237,726	0

Indirect costs	0	881,863	827,125	1,874,888
General and administrative	3,435,982	354,109	13,036,452	1,231,523
Stock based compensation	691,251		22,935,797
Marketing Support	191,750		1,605,022
Subsidies and distribution	1,749,892		5,175,208
Advertising and marketing	4,289,048		13,466,055
Total marketing	6,230,690	0	20,246,285	0
Amortization	5,252,920	560	10,444,230	1,680
Total operating expenses	21,528,870	1,236,532	81,727,615	3,108,091
Operating loss	(19,187,901)	(1,236,532)	(78,195,706)	(3,108,091)
Interest income	1,172,632		1,617,969
Interest expense	3,849,197		4,506,123
Foreign exchange gain	1,460,860		2,112,090
Net loss for the period	(20,403,606)	(1,236,532)	(78,971,770)	(3,108,091)

Results of Operations

For the 3 months ended May 31, 2006 (the third quarter) and 9 months ended May 31, 2006 ( year to date)

We launched our service on November 22, 2005 and as at May 31, 2006 we had 64,100 Subscribers, and 16,100 OEM Promotional Subscribers. Subscribers are the primary source of our revenues. We have seen a steady rate of subscriber activations and expect this to trend upwards during the remainder of fiscal 2006 as we expect to increase Subscriber levels to greater than 75,000 by August 31, 2006. Our target market is the over 25 million registered vehicles, 1.5 million vehicles sold annually and over 12 million households in Canada. We expect subscribers in OEM promotional periods to become a significant contributor to our self-paying subscriber base. In addition, our existing OEM partner agreements include an increase in the number of models offering our services which will increase the production of XM enabled vehicles.

We priced the basic monthly subscription at $12.99 per subscriber, the family plan (up to four additional radios for the same household) at $9.99 per subscriber and Commercial establishments at $35.99 per establishment. ARPU for the third quarter was $13.00 due to approximately 3,900 subscribers on the family plan as of May 31, 2006 and a number of accounts from Commercial establishments. We expect ARPU to decline slightly during the balance of fiscal 2006 as we introduce consumer promotions and Multi-Year Plans to existing and new subscribers. Multi-Year Plans offer subscribers the option to prepay for the service for a duration of one year and longer at a slight discount to the basic monthly subscription plan. Multi-Year Plan discounts will not be offered on a family plan.

Revenue for the third quarter was $2.3 million, of which Subscriber Revenue comprised $2.1 million and the balance came from activation fees, the sale of merchandise through our direct fulfillment channel and advertising revenue on our Canadian-produced channels. Year to date revenue was $3.5 million.

Cost of Revenue

For the third quarter we incurred $5.9 million in cost of revenue. Year to date we incurred $14.2 million in cost of revenue. These expenses are comprised of the following:

Revenue Share & Royalties - Revenue share & royalties includes CRTC (Canadian Radio - television Telecommunications Commission) fees, Canadian Talent Development fees, performance rights obligations to composers, artists, and copyright owners for public performances of their creative works broadcast on XM Canada, and fees paid to XM, including a 15% monthly royalty on all subscriber revenue. These costs are driven by our subscriber base. For the quarter, revenue share & royalties totaled $0.6 million. Year to date we incurred $0.9 million. We expect these costs to continue to increase with the growth in revenues and subscribers, and will fluctuate based on future agreements.

Customer Care and Billing Operations - Customer care & billing costs consist primarily of personnel and related costs associated with the ongoing operations of a call centre to activate and bill satellite radio subscribers. These costs are primarily driven by the volume and rate of growth of our subscriber base. For the quarter, customer care and billing operations totaled $0.5 million. Year to date we incurred $1.4 million. We expect Customer care & billing operations expenses to continue to increase as we add subscribers but decrease on an average cost per subscriber basis.

Cost of Merchandise - We sell merchandise direct to employees, friends and family through our Direct Fulfillment Channel. Cost of merchandise consists primarily of the cost of radios and accessories and related fulfillment costs associated with the direct sale of this merchandise. For the quarter, merchandise totaled $0.2 million. Year to date we incurred $0.7 million. These costs are primarily driven by the volume of radios sales, which is mostly affected by promotional programs.

Broadcast & Operations - Broadcast and operations includes costs associated with operating our terrestrial repeater network, the management and maintenance of systems and facilities as well as information technology expense related to our studios. Broadcast expenses include costs associated with the management and maintenance of the systems, software, hardware, production and performance studios used in the creation and distribution of our Canadian-produced channels. Operations expense includes facilities, operations costs for the repeater network and information technology expenses related to the broadcast facilities. For the quarter, broadcast and operations totaled $1.0 million. Year to date we incurred $2.2 million. The increase in this quarter is attributable to the operating costs of the repeater network, including repeater monitoring and maintenance costs. We do not expect Broadcast expenses to increase in the future. We expect Operations expenses to increase once we sign a maintenance agreement for our repeater network.

Programming & Content - Programming & content include the creative, production and licensing costs associated with our Canadian-produced channels, which includes third party content acquisition. We view Programming and content expenses as a cost of attracting and retaining subscribers. This includes costs of programming staff and fixed payments for third party content. These costs are primarily driven by programming initiatives. National Hockey League® was launched on the XM Service in October 2005. NHL seasons run for the nine month period beginning in October of each year and we have amortized these costs over the same period. For the quarter, programming and content totaled $3.5 million. Year to date we incurred $9.1 million.

Marketing - Total marketing expenses for the third quarter was $6.2 million. Year to date costs were $20.2 million. Marketing costs consist of the direct cost to acquire a subscriber, which include subsidization to drive hardware price points and distribution commissions, as well as discretionary costs consisting of advertising and brand development and promotion of the launch of our service. Marketing also includes the cost of marketing staff.

Subsidies & Distribution - For the third quarter, we incurred $1.7 million in Subsidies & Distribution costs. Year to date we incurred $5.2 million in Subsidies & Distribution costs. These direct costs include the subsidization of radios, commissions for the sale and activation of radios, and certain promotional costs.

Subscriber Acquisition Costs (SAC) - We expect these costs, in absolute dollars, to increase as we increase sales of radios through our retail channels. Subscriber acquisition costs for the three month period ended May 31, 2006 were approximately $69 per gross addition for the quarter. We expect this cost, on a per subscriber basis, to decline slightly with the increase in planned production of XM enabled vehicles.

Advertising & Marketing - For the third quarter, we incurred $4.3 million in Advertising & Marketing costs. Year to date we incurred $13.5 million in Advertising & Marketing costs. We achieve success in these areas through coordinated marketing campaigns that include retail advertising through various media, cooperative advertising with our distribution partners, sponsorships, and ongoing market research. These costs fluctuate based on the timing of these activities.

Costs Per Gross Addition (CPGA) - Costs per Gross Addition for the three month period ended May 31, 2006 were approximately $241 per gross addition. This increase over the previous quarter (second quarter) is attributable to a ramp up in media expenditures for the Father’s day promotion window.

General & Administrative - During the quarter approximately $3.4 million were incurred for General & Administrative. Year to date, General & Administrative totaled $13.0 million. General & Administrative expense primarily include management’s salaries and benefits, professional fees, general business insurance as well as other corporate expenses. These costs have been predominantly driven by personnel costs and infrastructure expenses to support our growing subscriber base.

Stock based compensation - During the third quarter we incurred $0.7 million in stock option expense related to the issuance of stock options at the time of the initial public offering. Year to date we have incurred $22.9 million in stock option expense.

Net Non-operating Expenses

Interest Expense - Interest expense includes costs associated with our notes. For the quarter, we incurred $3.8 million in interest expense. Year to date we incurred $4.5 million.

Interest Income - Interest income includes income from our cash balances and restricted investments. For the quarter, we received $1.2 million in interest income. Year to date we received $1.6 million.

Foreign Exchange Gain - Includes net gains and losses associated with our notes, restricted investments and cash balances which are denominated in US$. For the quarter, we gained $1.5 million from foreign exchange and year to date we gained $2.1 million as the Canadian dollar strengthened versus the US$ over these periods.

Liquidity and Capital Resources

Based on our current business plan, we will have sufficient capital and access to existing facilities to substantially fund the rollout of our service and our ongoing operations until we achieve positive cash flow.

Cumulative losses to date have been approximately $87.9 million. Most of our capital expenditures were incurred prior to this quarter. Significant capital expenditures to date have included the initial costs of building broadcasting studios in Toronto and Montréal, establishing a terrestrial repeater network, and building the technology infrastructure that will allow us to provide service to subscribers based in our current business plan. Since inception we have incurred $ 31.2 million for these expenditures. These amounts have been funded through the proceeds from the IPO, senior note offering and the $15 million of additional equity provided by CSR Investments Inc.

Contractual Commitments

We have entered into a number of leases and other contractual commitments. The following table summarizes our outstanding contractual commitments as of May 31, 2006 (in 000’s):

	Total (1)	Less than 1 Year 1	- 3 Years	4 - 5 Years	More than 5 Years
NHL Agreement	76,202	5,790	14,060	15,549	40,803
Principal and Interest payments on 12.75% Senior Notes	222,761	14,060	28,121	28,121	152,459
Operating leases	6,315	1,037	2,033	1,763	1,482
Marketing & Advertising(2)	37,084	7,532	11,309	3,230	15,013
Information Technology	12,442	5,501	6,075	866	0
	354,804	33,920	61,598	49,529	209,757

Notes:

(1) In connection with our CRTC License, amended February 10, 2006, we are required to contribute or make variable royalty payments based on a minimum of 5% of revenues over the six year license term. In addition, the company will be required to make certain music programming royalty payments to Canadian copyright collectives. The specific amounts payable under these arrangements are negotiated on a periodic basis. These arrangements have not been included in the table above due to the variability of the commitments.

(2) We have committed to purchase for cash $7 million of a total $10 million of advertising committed from an entity over a three year period commencing on the closing of the initial public offering, subject to a per annum minimum of $1.5 million.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Arrangements, Relationships and Transactions with Related Parties

A description of related party transactions and disclosure of the transactions and amounts due to related parties is included in note 8 to the interim consolidated financial statements. John I. Bitove, our Chairman, Chief Executive Officer and controlling shareholder, provided, through companies he controls, all the initial funding for our activities.

As at December 12, 2005, XM had a 23.3% ownership interest in the Company. As described under recent developments above, we have entered into certain agreements with XM.

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. We believe that the accounting estimates used to assess the carrying value of intangibles and long-lived assets is a critical accounting estimate. We believe the estimates for royalties to artists will be a critical estimate in future periods.

Intangibles and Long-Lived Assets

We review the carrying value of our amortizable intangible assets and capital assets whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. Significant management judgment is required in the forecasting of future operating results, which are used in the preparation of the projected cash flows. Any change in estimate which causes the undiscounted expected future cash flows to be less than the carrying value would result in an impairment loss being recognized equal to the amount by which the carrying value of the asset exceeds the fair value of the asset.

Recent Accounting Pronouncements

Financial Instruments, Comprehensive Income, Hedges - On January 27, 2005, the Accounting Standards Board issued CICA Handbook section 1530 Comprehensive Income (“Section 1530”), Handbook Section 3855 Financial Instruments - Recognition and Measurement (“Section 3855”) and Handbook Section 3865 Hedges (“Section 3865”). Section 3855 expands on CICA Handbook section 3860 Financial Instruments - Disclosure and Presentation by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented. Section 3865 is optional. It provides alternative treatments to Section 3855 for entities that choose to designate qualifying transactions as hedges for accounting purposes and specifies how hedge accounting is applied and what disclosures are necessary when it is applied. Section 1530 introduced a new requirement to present temporarily certain gains and losses outside net income in a new component of shareholders’ equity entitled Comprehensive Income. These standards are effective for us beginning September 1, 2007. Based on our current financial position, we do not expect these standards to have a material impact on our consolidated financial statements.

Canadian Satellite Radio
Holdings Inc.
(formerly a development stage company)

Interim Consolidated Financial Statements (Unaudited)
May 31, 2006
__________________________________________________________________________________________________________________________________________________________

Canadian Satellite Radio
Holdings Inc.
(formerly a development stage company)

Interim Consolidated Balance Sheet
(Unaudited)
__________________________________________________________________________________________________________________________________________________________

	May 31,	August 31,
	2006	2005
	$	$
Assets
Current assets Cash and cash equivalents	56,942,406	20
Accounts receivable	1,907,153	-
Inventory	650,091	-
Prepaid expenses	4,438,078	-
Restricted investments (note 11)	13,416,566	-
	77,354,294	20
Restricted investments (note 11)	26,308,556	-
Deferred financing costs (note 11)	5,054,188	-
Property and equipment (note 6)	22,253,579	1,996,606
Contract rights, distribution rights and computer software (note 7)	243,718,754	1,006,634
Total assets	374,689,371	3,003,260
Liabilities and Shareholders’ Equity (Deficiency) Current liabilities Accounts payable (notes 8 and 9)	11,758,362	11,864,983
Deferred revenue	1,957,697	-
	13,716,059	11,864,983
Long-term debt (note 11)	110,277,900	-
Long-term obligations (note 3)	551,739	16,987
Total liabilities	124,545,698	11,881,970
Shareholders’ Equity (Deficiency) Share capital (note 10)	312,595,362	20
Contributed surplus (notes 8 and 10)	25,398,811	-
Deficit	(87,850,500)	(8,878,730)
Total shareholders’ equity (deficiency)	250,143,673	(8,878,710)
Total liabilities and shareholders’ equity (deficiency)	374,689,371	3,003,260

Canadian Satellite Radio
Holdings Inc.
(formerly a development stage company)

Interim Consolidated Statement of Operations and Deficit
(Unaudited)
__________________________________________________________________________________________________________________________________________________________

	Three months ended May 31,		Nine months ended May 31,

	2006	2005	2006	2005
	$	$	$	$
Revenue	2,340,969	-	3,531,909	-
Operating expenses Cost of revenue	5,918,027	-	14,237,726	-
Indirect costs (note 8)	-	881,863	827,125	1,874,888
General and administrative (note 8)	3,435,982	354,109	13,036,452	1,231,523
Stock-based compensation (note 10)	691,251	-	22,935,797	-
Marketing	6,230,690	-	20,246,285	-
Amortization	5,252,920	560	10,444,230	1,680
	21,528,870	1,236,532	81,727,615	3,108,091
Interest revenue	1,172,632	-	1,617,969	-
Interest expenses	3,849,197	-	4,506,123	-
Foreign exchange gains	1,460,860	-	2,112,090	-
Net loss for the period	(20,403,606)	(1,236,532)	(78,971,770)	(3,108,091)
Deficit - Beginning of period	(67,446,894)	(4,045,030)	(8,878,730)	(2,173,471)
Deficit - End of period	(87,850,500)	(5,281,562)	(87,850,500)	(5,281,562)
Basic and fully diluted loss per share (note 12)	(0.43)	(3,289)	(2.66)	(8,266)

Canadian Satellite Radio
Holdings Inc.
(formerly a development stage company)

Interim Consolidated Statement of Cash Flows
 (Unaudited)
___________________________________________________________________________________________________________________________________________________________

	Three months ended		Nine months ended
	May 31,		May 31,
	2006	2005	2006	2005
	$	$	$	$
Cash provided by (used in)
Operating activities Net loss for the period	(20,403,606)	(1,236,532)	(78,971,770)	(3,108,091)
Add (deduct): Non-cash items Costs paid by parent company	-	-	2,862,764	-
Stock-based compensation expense	691,251	-	22,935,797	-
Amortization of intangible assets	4,601,802	-	9,289,276	-
Amortization of property and equipment	651,118	560	1,154,954	1,680
Accrued interest	(460,000)	-	(460,000)	-
Interest accretion expense	5,470	-	21,879	-
Foreign exchange gains	(1,083,296)	-	(1,793,087)	-
Net change in non-cash working capital related to operations (note 13)	(3,252,145)	1,235,972	(4,428,400)	3,106,411
Net cash used in operating activities	(19,249,406)	-	(49,388,587)	-
Investing activities Restricted investments	-	-	(41,015,595)	-
Purchase of property and equipment	(590,830)	-	(20,337,412)	-
Purchase of computer software	(520,088)	-	(5,934,363)	-
Net cash used in investing activities	(1,110,918)	-	(67,287,370)	-
Financing activities Initial public offering - net of issuance costs	-	-	50,042,354	-
Shares issued to CSR Investments	-	-	15,000,000	-
Deferred financing costs	(600,000)	-	(5,245,471)	-
Proceeds from long-term debt	-	-	115,420,000	-
Net cash (used in) provided by financing activities	(600,000)	-	175,216,883	-
Foreign exchange loss on cash held in foreign currency	(1,094,720)	-	(1,598,540)	-
Change in cash and cash equivalents during the period	(22,055,044)	-	56,942,386	-
Cash and cash equivalents - Beginning of period	78,997,450	20	20	20
Cash and cash equivalents - End of period	56,942,406	20	56,942,406	20
Supplemental cash flow disclosures Rights acquired through issuance of shares	14,740,988	-	245,152,988	-
Property and equipment purchases in accounts payable	561,642	-	561,642	-
Computer software purchases in accounts payable	914,045	-	914,045	-
Prepaid advertising purchased through issuance of equity	-	-	2,000,000	-
Additions to property and equipment and long-term obligations for asset retirement obligations	-	-	512,873	-

Canadian Satellite Radio
Holdings Inc.
(formerly a development stage company)
Notes to Interim Consolidated Financial Statements
(Unaudited)
May 31, 2006

1	Basis of presentation

The accompanying interim consolidated financial statements of Canadian Satellite Radio Holdings Inc. (the Company) have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) for interim financial information. Accordingly, they do not include all of the information and notes required by Canadian GAAP for annual financial statements. These interim consolidated financial statements should be read in conjunction with the most recent audited annual consolidated financial statements of the Company. The accompanying financial information reflects all adjustments, consisting primarily of normally recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for interim periods. Operating results for the three and nine months ended May 31, 2006 are not necessarily indicative of the results that may be expected for the fiscal year ending August 31, 2006. These interim consolidated financial statements follow the same accounting principles and methods of application as the consolidated financial statements for the year ended August 31, 2005, except as described in note 3.

2	Organization and nature of business

The Company was incorporated on July 31, 2002 for the purpose of establishing and operating a Canadian satellite radio service. On June 16, 2005, the Canadian Radio-television and Telecommunications Commission (CRTC) approved the application for a broadcasting licence to the Company’s wholly owned subsidiary, Canadian Satellite Radio Inc. (CSR). The decision granted a broadcasting licence to CSR to carry on a satellite subscription undertaking, subject to certain conditions. The initial form of the broadcasting licence will expire on August 31, 2011.

The Company was previously a development stage company. The Company has achieved significant revenues from new subscribers after the launch of its subscription-based satellite radio service to the Canadian market on November 22, 2005. The Company is no longer considered a development stage company.

3	Summary of significant accounting policies

Principles of consolidation

The interim consolidated financial statements include the accounts of the Company and its subsidiary, CSR. All material intercompany transactions and balances have been eliminated.

Inventory

Inventory is valued at the lower of weighted average cost and market value and consists of finished goods.

Canadian Satellite Radio
Holdings Inc.
(formerly a development stage company)
Notes to Interim Consolidated Financial Statements
(Unaudited)
May 31, 2006

Amortization of property and equipment

Amortization is computed on a straight-line basis at rates sufficient to amortize the cost of the assets over their estimated useful lives.

Terrestrial repeater network	5 to 10 years
Leaseholds	initial lease term
Broadcast studio equipment	3 to 10 years
Computer hardware	3 to 5 years
Furnishings and equipment	3 to 10 years
Asset retirement obligations

The Company has obligations with respect to the retirement of terrestrial repeater equipment and restoration of facilities back to their original state at the end of the lease term. Accruals are made based on management’s estimates of current market restoration costs, inflation rates and discount rates. At the inception of a lease, the present value of the expected cash payments is recognized as an asset retirement obligation with a corresponding amount recognized in property assets. The property asset amount is amortized and the liability is accreted over the period from the lease inception to the time the Company expects to remove the terrestrial repeater equipment and vacate the premises, resulting in both amortization and accretion charges in the interim consolidated statement of operations and deficit.

During the nine months ended May 31, 2006, the Company recorded an asset retirement obligation of $551,739, which is included in long-term obligations.

Contract rights, distribution rights and computer software

Contract rights, distribution rights and computer software consist: of XM Satellite Radio Holdings Inc. (XM) rights, General Motors of Canada Limited (GMCL), Honda Canada Inc. (Honda) and Nissan Canada Inc. (Nissan) distribution rights and computer software. These assets are recorded at cost and amortized as follows:

XM rights	15 years
GMCL distribution rights	13 years
Honda distribution rights	8 years
Nissan distribution rights	10 years
Computer software	5 years

Canadian Satellite Radio
Holdings Inc.
(formerly a development stage company)
Notes to Interim Consolidated Financial Statements
(Unaudited)
May 31, 2006

4	XM agreements

On November 17, 2005, and as contemplated by the 2003 Memorandum of Agreement (MOA) with XM, the Company entered into a number of agreements with XM, which provide the Company with exclusive rights to offer XM satellite digital radio service in Canada. These agreements include a Licence Agreement, a Programming Agreement and a Trademark Agreement, which include the following rights:

•	exclusive non-transferable rights and licence to sell the XM basic channels package to Canadian subscribers;
•	access to the programming on the XM channels;
•	rights to the use of the XM-related trademarks; and
•	information and expertise regarding the following:

• acquisition of content distribution rights;
• promotion, marketing and distribution;
• construction, maintenance and operation of a terrestrial repeater network and broadcast facilities;
• computer software and system support; and
• sharing of technology licences.

The agreements have an initial term of ten years. The Company may, at its option, extend the term for an additional five years.

The Licence Agreement requires the payment of a fee of 15% on recognized subscriber revenues for the basic service, an activation charge for each subscriber and an additional fee for any premium services.

In addition, XM has agreed to provide certain technical and consulting services to the Company to assist with the installation and rollout of the terrestrial repeater equipment and other services, including technical assistance with equipment interfaces between the Company’s and XM’s systems and operational support. The Company paid XM US$100,000 per month from September 2005 to December 2005 and US$50,000 per month from January 2006 to March 2006 for these services. Beginning in April 2006, this monthly fee was adjusted to US$28,000 per month until December 2006, at which time, it will be renegotiated on a quarterly basis.

XM has provided to the Company a $45 million credit facility to be utilized to finance the purchase of terrestrial repeater equipment and to pay licence fees. The facility matures on December 31, 2012 and bears an interest rate of 9% per year. XM has a right to convert unpaid principal amounts into Class A Subordinate Voting Shares of the Company at $16.00 per share. As at May 31, 2006, no amount was drawn against this credit facility.

5	Agreements with original equipment manufacturers (OEM)

 On November 30, 2005, the Company entered into a 13-year distribution agreement with GMCL to install satellite radio receivers in certain GMCL vehicles and to market the Company’s services. In exchange, theCompany will pay consideration to GMCL that includes installation commissions, subscriber commissions, a share of subscription fees for GM subscribers and funds to be used on joint advertising opportunities.

Canadian Satellite Radio
Holdings Inc.
(formerly a development stage company)
Notes to Interim Consolidated Financial Statements
(Unaudited)
May 31, 2006

In addition, the Company agreed to issue in escrow a 3% equity interest in the Company to other automobile OEMs that enter into a distribution agreement with the Company on certain specific terms. In December 2005, 1,424,250 Class A Subordinate Voting Shares of the Company were placed in escrow. In March 2006, the Company entered into agreements with Honda and Nissan for 8 and 10 years, respectively. The distribution agreements include installation commissions, subscriber commissions and a share of subscription fees. The shares released from escrow and issued to Honda and Nissan are described further in note 10.

In May 2006, the Company entered into a 5-year agreement with Toyota Canada Inc. (Toyota) to install satellite receivers in certain Toyota vehicles.

6	Property and equipment Property and equipment consist of the following:

	May 31, 2006
	Cost	Accumulated amortization	Net
	$	$	$
Terrestrial repeater network	14,191,177	612,370	13,578,807
Leaseholds	6,221,731	259,898	5,961,833
Broadcast studio equipment	1,437,812	126,093	1,311,719
Computer hardware	731,057	73,175	657,882
Furnishings and equipment	808,852	65,514	743,338
	23,390,629	1,137,050	22,253,579

	August 31, 2005
	Cost	Accumulated amortization	Net
	$	$	$

Terrestrial repeater network	1,885,164	-	1,885,164
Leaseholds	81,312	-	81,312
Computer hardware	34,742	4,612	30,130
	2,001,218	4,612	1,996,606

Canadian Satellite Radio
Holdings Inc.
(formerly a development stage company)
Notes to Interim Consolidated Financial Statements
(Unaudited)
May 31, 2006

The balance in terrestrial repeater network as at August 31, 2005 represents costs capitalized relating to the construction of the XM satellite radio system, which was still in progress. The terrestrial repeater network went into operation in November 2005.

7	Contract rights, distribution rights and computer software Contract rights, distribution rights and computer software consist of the following:

	May 31, 2006
	Cost	Accumulated amortization	Net
	$	$	$
XM rights (notes 4 and 10)	177,240,000	6,334,689	170,905,311
GMCL distribution rights (notes 5 and 10)	53,172,000	2,045,077	51,126,923
Honda distribution rights (notes 5 and 10)	9,827,325	215,000	9,612,325
Nissan distribution rights (notes 5 and 10)	4,913,663	85,000	4,828,663
Computer software	7,855,042	609,510	7,245,532
	253,008,030	9,289,276	243,718,754

	August 31, 2005
	Cost	Accumulated amortization	Net
	$	$	$
Computer software	1,006,634	-	1,006,634

During the three and nine months ended May 31, 2006, $4,601,802 and $9,289,276, respectively, of amortization was recorded on these intangible assets.

8	Related party accounts and transactions

John I. Bitove is the controlling shareholder of Canadian Satellite Radio Investments Inc. (CSR Investments), the controlling shareholder of the Company and the Chairman and Chief Executive Officer of the Company. The Company was established for the purpose of making satellite radio service available to the Canadian public on a commercial basis. To achieve this purpose, John I. Bitove and the Company entered into a MOA with XM dated August 7, 2003. Prior to completing the MOA, the Company commenced some initial assessments and investigation of satellite radio for Canada. The MOA confirmed the binding arrangements for the parties to work together to obtain a Canadian broadcast licence to operate a subscription-based satellite radio service in Canada. In addition, the MOA also included the non-binding arrangements with respect to a future licence

Canadian Satellite Radio
Holdings Inc.
(formerly a development stage company)
Notes to Interim Consolidated Financial Statements
(Unaudited)
May 31, 2006

arrangement between the parties, the equity structure, corporate governance and other matters impacting the launch, marketing and operations of the satellite radio service in Canada.

The Company contracted the services of another company controlled by John I. Bitove to manage and fund the process of applying for and obtaining a Canadian broadcast licence for its planned satellite radio service. The Company was required to reimburse all direct costs as they were incurred throughout the period of the licence application and up to the time of the Offering. An additional amount was payable based on the level of direct costs. This total amount, reported as indirect costs in the interim consolidated statement of operations and deficit, includes an element for all indirect costs incurred by John I. Bitove or any company controlled by
John I. Bitove during the periods presented. As at May 31, 2006, the amount owing was $nil (August 31, 2005 - $10,528,029).

In 2003, CSR Investments granted 34,918 options to acquire shares of CSR Investments at a nominal exercise price to a director of CSR Investments who, in fiscal 2005, became an officer of the Company. The grant included anti-dilution provisions which entitled the director to a 5% interest in CSR Investments. These options vested upon receiving the regulatory approval for the CRTC licence. The grant date fair value of each option was $15.75. The compensation cost related to these options has been included in indirect costs in fiscal 2005, 2004 and 2003. The estimated fair value of the options was based on the same value arising from the $15 million of equity contributed to the Company by CSR Investments.

In June 2005, CSR Investments granted 21,868 options to acquire shares of CSR Investments at $7.54 per share to certain consultants that provided services to the Company, employees of a company related to CSR Investments and an officer of the Company. These options had a grant date fair value of $151 per option and an estimated fair value of $3.3 million. Approximately 75% of these options expire in June 2008, vested and were exercisable immediately and, accordingly, the compensation cost has been included in indirect costs in fiscal 2005. The remaining options vest in June 2008, expire in December 2008 and compensation costs are being expensed as stock-based compensation, starting with fiscal 2005, over the three-year vesting period. The estimated fair market value of these options was determined using the Black-S choles valuation model using the following assumptions: estimated fair value of CSR Investments of $160 per share; risk-free interest rate of 5%; expected lives of 3 years; dividend yield of nil%; and volatility of 82.5%.

In December 2005, through a series of steps including the amalgamation of the Company with 2087609 Ontario Inc., the existing option holders exercised half of their options and received 1,007,289 Class A Subordinate Voting Shares. This series of steps represented a modification of the options and has resulted in an additional stock-based compensatory expense of approximately $3 million in the three months ended February 28, 2006. The Company did not receive any consideration on the exercise of these options.

In December 2005, through a series of steps including the amalgamation of the Company with 2087609 Ontario Inc., the existing CSR Investments option holders described above exercised half of their options and received 1,007,289 Class A Subordinate Voting Shares. The director whose options vested with the CRTC licence approval exchanged his emaining options for an equivalent equity interest in CSR Investments with fair market value repurchase rights. While all of these costs were borne by CSR Investments, this series of steps was viewed to create a modification of the options and has thus resulted in an additional stock-based compensatory

Canadian Satellite Radio
Holdings Inc.
(formerly a development stage company)
Notes to Interim Consolidated Financial Statements
(Unaudited)
May 31, 2006

expense of approximately $3 million in the nine months ended May 31, 2006. The Company did not receive any consideration on the exercise of these options.

In December 2005, 2,403 options of CSR Investments were granted to an officer of the Company with a nominal exercise price. These options vest over three years but may be accelerated if the employee ceases to be employed by the Company. Accordingly, an additional stock-based compensatory expense of approximately $1 million was recorded in the nine months ended May 31, 2006. These options were valued using the B lack-Scholes valuation model using the following assumptions: fair value of CSR Investments of $416 per share, risk-free interest rate of 5%; expected life of 3 years; dividend yield of nil%; and volatility of 82.5%.

During the nine months ended May 31, 2006, CSR Investments advanced $300,000 to the Company. This loan is non-interest-bearing, has no fixed terms of repayment and is included in accounts payable. In addition, during the nine months ended May 31, 2006, CSR Investments incurred $2,862,764 of costs related to the Company’s licence application process. This amount has been included in contributed surplus.

During the three and nine months ended May 31, 2006, the Company received printing services from AMI Printing valued at approximately $365,651 and $1,173,651, respectively. An affiliate of CSR Investments holds an indirect minority interest in AMI Printing.

During the nine months ended May 31, 2006, the Company entered into a payroll service agreement with KIT LP for an annual amount of $20,000. KIT LP is owned, directly and indirectly, approximately 60% by Priszm Canadian Income Fund and approximately 40% by a company controlled by John I. Bitove.

During the nine months ended May 31, 2006, the Company entered into a marketing agreement with Vision Group of Companies (Vision), under which the Company received field marketing services valued at approximately $736,340. Vision also provided the Company with other marketing services during the nine months ended May 31, 2006, valued at approximately $166,000. The principal of Vision is a brother of John I. Bitove.

During the three and nine months ended May 31, 2006, the Company incurred $40,138 and $93,938, respectively, of expenses related to the lease of its Toronto studio from a company controlled by John I. Bitove. The Company has leased this property for a 15-year period for a total amount of approximately $1.9 million.

Canadian Satellite Radio
Holdings Inc.
(formerly a development stage company)
Notes to Interim Consolidated Financial Statements
(Unaudited)
May 31, 2006

9	Contracts and commitments

Terrestrial repeater purchase agreement with XM

The Company has agreed to purchase terrestrial repeaters from XM as needed to build a terrestrial repeater network throughout Canada. Terrestrial repeaters are used to improve the transmission of satellite signals in more densely populated and developed areas. As at May 31, 2006, a total of 78 (February 28, 2006 - 80) high-power and standard terrestrial repeaters had been purchased and received by the Company. The following amount included as part of accounts payable, is due to XM in respect of the purchase of these terrestrial repeaters:

	May 3,	August 31,
	2006	2005
	$	$
Accounts payable to XM for terrestrial repeater purchases	-	1,336,954

    Lease obligations

The Company has non-cancellable operating leases for office space and terrestrial repeater sites committed as at May 31, 2006. The annual minimum lease payments in the following table do not include any common costs, such as taxes and utilities, which cannot be determined in advance.

$
2006	650,863
2007	1,036,990
2008	1,019,215
2009	1,006,223
2010	1,004,765
Thereafter	2,007,965

Canadian Satellite Radio
Holdings Inc.
(formerly a development stage company)
Notes to Interim Consolidated Financial Statements
(Unaudited)
May 31, 2006

Service provider agreement

On February 28, 2006, the Company entered into a three-year agreement with Accenture Inc. for maintenance and development services for the Company’s customer care and billing system. Under the agreement, the Company is committed to pay a minimum of $12.3 million over the three-year period.

10	Share capital and other activity

The authorized share capital of the Company as at May 31, 2006 consisted of the following shares:

Class A Subordinate Voting Shares	unlimited
Class B Voting Shares	unlimited
Class C Non-Voting Shares	unlimited

Canadian Satellite Radio
Holdings Inc.
(formerly a development stage company)
Notes to Interim Consolidated Financial Statements
(Unaudited)
May 31, 2006

The Class B Voting Shares are convertible at any time at the holder’s option into fully paid and non-assessable Class A Subordinate Voting Shares upon the basis of one Class A Subordinate Share for each three Class B Voting Shares. The Class A Subordinate Voting Shares and the Class C Non-Voting Shares participate in the equity of the Company on an equal per share basis. The Class B Voting Shares, however, participate in the equity of the Company on a per share rate equal to one third of the rate of participation of the Class A Subordinate Voting Shares and the Class C Non-Voting Shares.

Share capital and other activity are summarized as follows:

		Number of shares			Value of shares
	Common shares	Class A Subordinate Voting Shares	Class B Voting Shares	Common shares	Class A Subordinate Voting Shares	Class B Voting Shares	Contributed surplus	Total
					$$		$$	$
Balance as at August 31, 2005	200	-	-	20	-	-	-	20
Costs incurred by CSR Investments (note 8)	-	-	-	-	-	-	2,862,764	2,862,764
Issuance of common shares to CSR Investments	15,000,000	-	-	15,000,000	-	-	-	15,000,000
Issuance of Class A Subordinate Voting Shares to XM	-	11,077,500	-	-	177,240,000	-	-	177,240,000
Issuance of Class A Subordinate Voting Shares to GMCL	-	3,323,250	-	-	53,172,000	-	-	53,172,000
Conversion of common shares to 81,615,633 Class B
Voting Shares	(15,000,200)	-	81,615,633	(15,000,020)	-	15,000,020	-	-
Issuance of Class A Subordinate Voting Shares as part of the amalgamation with 2087609 Ontario Inc.	-	1,007,289		-	-	-	-	-
Issuance of Class A Subordinate Voting Shares in exchange for purchase of radio advertising services	-	125,000	-	-	2,000,000	-	-	2,000,000
Stock option expense	-	-	-	-	-	-	22,244,546	22,244,546
Issuance of Class A Subordinate Voting Shares in an initial public offering (less issuance costs of $4,957,646)	-	3,437,500	-	-	50,042,354	-	-	50,042,354
Balance as at February 28, 2006	-	18,970,539	81,615,633	-	282,454,354	15,000,020	25,107,310	322,561,684
Issuance of Class A Subordinate Voting Shares to Honda	-	949,500	-	-	9,827,325	-	-	9,827,325
Issuance of Class A Subordinate Voting Shares to Nissan	-	474,750	-	-	4,913,663	-	-	4,913,663
Exercise of stock options	-	25,000	-	-	400,000	-	(399,750)	250
Stock option expense	-	-	-	-	-	-	691,251	691,251
Balance as at May 31, 2006	-	20,419,789	81,615,633	-	297,595,342	15,000,020	25,398,811	337,994,173

Canadian Satellite Radio
Holdings Inc.
(formerly a development stage company)
Notes to Interim Consolidated Financial Statements
(Unaudited)
May 31, 2006

As a result of a reorganization of the Company on December 8, 2005, the Company’s existing 15,000,200 common shares were converted to 81,615,633 Class B Voting Shares and 1,007,289 Class A Subordinate Voting Shares were issued. As three Class B Voting Shares are economically equivalent to one Class A Subordinate Voting Share, the conversion resulted in the issuance of 28,212,500 common share equivalents. The conversion has been accounted for as a share split resulting in 1.88 common share equivalents being issued for each pre-existing common share. The per share information in these interim consolidated financial statements has been restated to reflect the impact of the share split. The Company’s information for the three months ended November 30, 2005 and 2004 should have reflected this share split; accordingly, the loss per share for the periods ended November 30, 2005 and 2004 are revised to $38,848 and $2,383, respectively, based on the weighted average number of shares outstanding of 376.

On November 17, 2005, the Company entered into a Share Issuance Agreement and provided XM its rights to a 23 .30% ownership interest in the Company, as contemplated in the 2003 MOA and as reflected in documents filed with the CRTC. Immediately prior to the closing of the Offering, the Company issued 11,077,500 Class A Subordinate Voting Shares of the Company to XM. The Class A Subordinate Voting Shares were determined to have a value of $177,240,000, based on the Offering price of $16.00 per share. Rights with a value of $177,240,000 have been recorded as an intangible asset to be amortized over the initial term of the XM agreements of ten years plus the additional renewal period of five years.

As part of the distribution agreement with GMCL, the Company agreed to provide GMCL with a 7% equity interest in the Company. Immediately prior to the closing of the Offering in December 2005, the Company issued 3,323,250 Class A Subordinate Voting Shares to GMCL. The Class A Subordinate Voting Shares were determined to have a value of $53,172,000, based on the Offering price of $16.00 per share. Distribution rights with a value of $53,172,000 have been recorded as an intangible asset to be amortized over the 13-year term of the GMCL agreement.

In December 2005, the Company issued 125,000 Class A Subordinate Voting Shares in exchange for the purchase of radio advertising services to be received by the Company in an aggregate amount of $2 million. A corresponding amount was recorded as prepaid expenses, which will be expensed as radio advertising services are received by the Company.

As part of the distribution agreement with Honda, the Company provided 949,500 Class A Subordinate Voting Shares from escrow, which were determined to have a value of $9,827,325, based on the market price of the shares at the date the shares were released from escrow of $10.35 per share. Distribution rights with a value of $9,827,325 have been recorded as an intangible asset to be amortized over the eight-year term of the Honda agreement. As part of the distribution agreement with Nissan, the Company provided 474,750 Class A Subordinate Voting Shares from escrow, which were determined to have a value of $4,913,663, based on the market price of the shares at the date the shares were released from escrow. Distribution rights with a value of $4,913,663 have been recorded as an intangible asset to be amortized over the ten-year term of the Nissan agreement.

Canadian Satellite Radio
Holdings Inc.
(formerly a development stage company)
Notes to Interim Consolidated Financial Statements
(Unaudited)
May 31, 2006

Stock options

In November 2005, the Board of Directors of the Company approved a stock option plan for the purpose of providing additional incentives to attract and retain employees, directors and senior officers of the Company and its affiliates.

Under this plan, the Company has granted options to certain of its employees and senior officers, for 1,100,000 Class A Subordinate Voting Shares with an exercise price of $0.01. The options were conditional on the closing of the Offering. 1,075,000 options will vest in equal one-fourth annual amounts beginning on the date of the closing of the Offering and ending on the third anniversary thereof. Vesting may be accelerated if the employee ceases to be employed by the Company. The remaining 25,000 options were vested on the closing of the Offering. The options were valued at $16.00 each based on Offering price of the shares. An expense of $17.6 million has been recorded during the nine months ended May 31, 2006. As at May 31, 2006, 25,000 options had been exercised and 407,813 of the options were exercisable.

In December 2005, prior to the closing of the Offering, the Company granted options to certain of its directors, employees and senior officers for 1,175,000 Class A Subordinate Voting Shares with an exercise price of $16.00. These options will vest in equal one-fifth amounts beginning on the first anniversary of the Offering and ending on the fifth anniversary of the Offering date. The fair value of these options was $12.9 million and $0.6 million was recorded in the interim consolidated statement of operations and deficit. The weighted average grant date fair value of these options was $10.98. As at May 31, 2006, 25,000 options had been forfeited and nil options had been exercised.

The fair value of these options was estimated on the date of grant using the Black-Scholes option pricing model. The following are assumptions that were used for the options granted during the nine months ended May 31, 2006: expected dividend yield of nil%; expected volatility of 82.75%; risk-free interest rate of 4.00%; and expected life of 5 years.

These options will expire on the seventh anniversary of the grant date. Any option not exercised prior to the expiry date will become null and void.

11	Notes offering

On February 10, 2006, the Company issued US$100.0 million aggregate principal amount of 12.75% senior notes, due in 2014 (the notes), in a private placement. Interest payments on the notes are due semi-annually, on February 15 and August 15, commencing on August 15, 2006. The notes are unsecured and guaranteed by the subsidiaries of the Company. The notes are redeemable at the option of the Company on or after February 15, 2010. Prior to February 15, 2009, the Company may redeem up to 25% of the notes with the proceeds of sales of its share capital. The indenture governing the notes requires the Company to establish an interest reserve account to cover the first six interest payments due under the notes. This balance is disclosed as restricted investments on the interim consolidated balance sheet. The indenture also contains certain provisions which restrict or limits the Company’s ability to, among other things, incur more debt, pay dividends, redeem shares or make other distributions, enter into transactions with affiliates, transfer or sell assets.

Canadian Satellite Radio
Holdings Inc.
(formerly a development stage company)
Notes to Interim Consolidated Financial Statements
(Unaudited)
May 31, 2006

The notes issued by the Company are guaranteed by its wholly owned subsidiary, CSR, the Company’s only subsidiary. The guarantee is full and unconditional. The Company has no independent assets or operations. As a result, the consolidating financial information has not been provided.

As part of the issuance of the above-mentioned notes, the Company incurred costs amounting to $5,245,471. These costs are amortized on a straight-line basis over the term of the notes. During the three and nine months ended May 31, 2006, $158,587 and $191,283, respectively, of amortization was included in the interim consolidated statement of operations and deficit.

12	Loss per share

The basic weighted average shares outstanding for the three and nine months ended May 31, 2006, were 47,120,099 and 26,659,980, respectively (May 31, 2005 - 376 and 376, respectively).

For purposes of the weighted average shares outstanding, the Class B Voting Shares were converted into the equivalent number of Class A Subordinate Voting Shares. Class B Voting Shares participate in the dividends and distributions at a rate of one third of each Class A Subordinate Voting Share and are convertible into Class A Subordinate Voting Shares on the basis of one Class A Subordinate Voting Share for three Class B Voting Shares.

The stock options (note 10) were not included in the computation of diluted loss per share as they would have been anti-dilutive for the periods presented.

13	Supplemental cash flow disclosures Changes in non-cash working capital related to operations:

	Three months ended May 31,		Nine months ended May 31,
	2006	2005	2006	2005
	$	$	$	$
(Increase) decrease in current assets Accounts receivable	(1,408,546)	-	(1,907,153)	-
Inventory	279,698	-	(650,091)	-
Prepaid expenses	(1,661,395)	-	(2,246,837)	-
Increase (decrease) in current liabilities Accounts payable	(1,124,671)	1,235,972	(1,582,016)	3,106,411
Deferred revenue	662,769	-	1,957,697	-
Net change in non-cash working capital related to operations	(3,252,145)	1,235,972	(4,428,400)	3,106,411

14	Subsequent events

In June 2006, the Company entered into a marketing agreement with Aeroplan Limited Partnership (Aeroplan). Under the five-year agreement, subscribers to the Company’s service will have the opportunity to receive Aeroplan Miles through Aeroplan’s loyalty program. The Company will make payments to Aeroplan based on the number of miles awarded to subscribers under the terms of the marketing agreement.

During June 2006, the Company entered into an agreement with Telus Communications Company (Telus). This 5 year agreement will primarily offer real-time streaming of XM satellite radio programming to Telus mobile phone users for a fee on a per subscriber basis.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN SATELLITE RADIO HOLDINGS INC.
(Registrant)
Date: July 14, 2006	By:	/s/ Michael Washinushi
Michael Washinushi
Chief Financial Officer,Treasurer and Secretary